Deutsche Investment Management Americas Inc.
One Beacon Street
Boston, MA 02108

April 28, 2011

VIA EDGAR
Mr. Kieran G. Brown
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:
Post-Effective Amendment No. 96 to the Registration Statement on Form N-1A of DWS Equity 500 Index Fund, DWS S&P 500 Index Fund, DWS EAFE® Equity Index Fund and DWS U.S. Bond Index Fund, each a series of DWS Institutional Funds (Reg. Nos. 033-34079 and 811-06071)

Post-Effective Amendment No. 78 to the Registration Statement on Form N-1A of DWS Alternative Asset Allocation Plus Fund and DWS Lifecycle Long Range Fund, each a series of DWS Market Trust (Reg. Nos. 002-21789 and 811-01236)

Post-Effective Amendment No. 49 to the Registration Statement on Form N-1A of Cash Management Fund, Cash Reserves Fund Institutional, NY Tax Free Money Fund and Tax Free Money Fund Investment, each a series of DWS Money Market Trust (the “Trust”) (Reg. Nos. 002-78122 and 811-03495)

Post-Effective Amendment No. 106 to the Registration Statement on Form N-1A of DWS Communications Fund, DWS Enhanced Commodity Strategy Fund, DWS RREEF Global Real Estate Securities Fund and DWS RREEF Real Estate Securities Fund, each a series of DWS Securities Trust (Reg. Nos. Reg. Nos. 002-36238, 811-02021)

DWS RREEF Global Infrastructure Fund, a series of DWS Global/International Fund, Inc. (Reg. Nos. 033-05724, 811-04670)
DWS Climate Change Fund, a series of DWS Securities Trust (Reg. Nos. 002-36238, 811-02021)

Dear Mr. Brown,

This letter is being submitted to respond to the comments of the Staff of the Securities and Exchange Commission (“SEC”) received via a telephone conference call on April 1, 2011 relating to the above-captioned Post-Effective Amendments for the funds (collectively, the “Funds”) filed with the SEC on February 11, 2011.

The Staff’s comments are restated below, followed by the Funds’ responses.

General Comments

1.  General

a.
Comment:  Confirm that applicable general comments recently received from the Staff in correspondence filed with the SEC on January 26, 2011 and February 1, 2011, respectively, will be incorporated in the Registration Statement.

Response: Applicable changes will be reflected in the Registration Statement.

b.	Comment: In the “Average Annual Total Returns” section, consider moving the disclosure describing an additional index before, rather than after, the table.

Response:  The Funds believe the current placement of the disclosure is consistent with Form N-1A (the “Form”).

c.
Comment:  Please add clarifying disclosure to reflect that DWS Investments Distributors, Inc., the Funds’ distributor, reimburses a shareholder in the form of Fund shares for any contingent deferred sales charges (“CDSC”) paid by a shareholder who reinvests in the Fund within six months of redeeming such shares that had been charged a CDSC.

Response: The requested change has been made.

d.
Comment:  In the section entitled “To Get More Information” (Back Cover Page), clarify that written requests to the SEC should be made to the SEC’s Public Reference Section, pursuant to Instruction 3 of Item 1 of the Form.

Response:  The requested change has been made.

e.
Comment:  Consider whether to retain the sentence directly before the “Portfolio Turnover” section, as the disclosure may not be needed: “Class B converts to Class A after six years; the Example for Class B reflects lower fees incurred in Class A after this conversion.”

Response: The Funds believe the current disclosure is appropriate.

f.	Comment: Derivatives disclosure included in the statutory prospectus in response to Item 9 of the Form should also be summarized in the summary section in response to Item 4 of the Form.

Response:  The derivatives disclosure that is included in the statutory prospectus but not the summary section of the prospectus is intended to provide shareholders with additional disclosure about an investment strategy the Fund may employ. As further discussed with the Staff on April 7, 2011, such derivatives disclosure will be removed from the section of the prospectus entitled “Principal Investment Strategy” under “Fund Details” and relocated to a new section entitled “Other Investment Strategies" under the "Fund Details" section of the prospectus.

g.
Comment:  In the “Money from shares you sell” sub-section of the “Policies About Transactions” section, consider specifying that funds can be placed on hold for up to 10 days in the following disclosure:

There are circumstances when it could be longer, including, but not limited to, when you are selling shares you bought recently by check or ACH (the funds will be placed under a 10 calendar day hold to ensure good funds) or when unusual circumstances prompt the SEC to allow further delays.

Response: The existing disclosure reflects the current policy of the Funds’ sub-transfer agent to place a 10 calendar day hold on checks and ACH.

h.	Comment: Delete the following sentence from the narrative disclosure before the performance table: “Indexes have no sales charges and cannot be invested in directly.”

Response:  The requested change has been made.

i.
Comment:  The first sentence under the “Average Annual Total Returns” heading should have the word “historical” inserted, as follows — “After-tax returns … reflect the highest historical individual federal income tax rates, but do not reflect any state or local taxes.”

Response:  The requested change has been made.

j.	Comment: Please make clarifying changes to the performance table to better reflect the relevant return and index comparisons for classes with less than 10 years of returns.

Response:  Based on our further telephone conversations on April 7, 2011 and April 12, 2011, the requested changes have been made.

Fund Specific Comments

2.  DWS Alternative Asset Allocation Plus Fund

a.	Comment: Page 1: The disclosure following the fee table, which is excerpted below, should be relocated to the statutory prospectus.

“Acquired Funds Fees and Expenses” includes the impact of dividends on short sales for investments in DWS Disciplined Market Neutral Fund. “Acquired Funds Fees and Expenses” would be 1.12% excluding these dividends on short sales and the “Net Annual Fund Operating Expense” would be 1.58%, 2.33%, 1.33% and 1.33%, respectively, for Class A, Class C, Institutional Class and Class S shares, without these dividends on short sales.

Response: The requested change has been made.

b.
 Comment:  The name of the Fund could suggest that the Fund invests in “alternative assets” or that the Fund’s assets are allocated among various “alternative asset” categories.  Please explain whether the Fund’s name is subject to Rule 35d-1 under the Investment Company Act of 1940, as amended (the “1940 Act”).

Response:  The Fund does not believe that its name connotes a particular investment type or investment in a particular industry that would subject it to the requirements of Rule 35d-1 under the 1940 Act.  Rather, the Fund believes that the use of “alternative asset allocation” in its name connotes a type of investment strategy.

c.	Comment: Clarify why the Small Company risk disclosure for the Fund differs from the Small Company risk disclosure found in the DWS Lifecycle Long Range Fund summary section.

Response: The disclosure has been conformed.

3.  DWS Equity 500 Index Fund

a.
Comment:  In the “Main Investments” section of the “Principal Investment Strategy,” the first sentence states that “Under normal circumstances, the Portfolio intends to invest at least 80% of assets, determined at the time of purchase, in stocks of companies included in the S&P 500 Index and in derivative instruments, such as futures contracts and options, that provide exposure to the stocks of companies in the index. Please confirm that the Fund uses the marked to market value of the derivatives – rather than notional exposure to the contracts – for purposes of addressing the Fund’s 80% test.

Response:  As of April 1, 2011, approximately 97% of the Fund's net assets were invested in stocks of companies included in the S & P 500 Index and approximately 0.01% of net assets were invested (based on the marked to market value) in futures contracts on the S & P 500 Index (and the notional amount of exposure such futures contacts was approximately 1.19% of net assets). The Fund currently uses the marked to market value of derivatives for purposes of addressing the Fund's 80% test.

b.
Comment:  Please clarify that the Fund will invest substantially all its assets in stocks of companies included in the S&P 500 Index. The Staff’s position is that an index fund should generally invest more than 80% of its assets in stocks of companies included in the S&P 500 Index.

Response:  The Fund believes that the Fund’s 80% policy is in compliance with Rule 35d-1.  As indicated in the response above, as of April 1, 2011, approximately 97% of the Fund's net assets were invested in stocks of companies included in the S & P 500 Index.

c.
Comment:  Because the Fund may invest a significant portion of its assets in equity securities, consider either adding a separate equity securities risk module to the Prospectus or including equity securities risk disclosure as part of the stock market risk.

Response:  The Fund believes its existing risk disclosure is responsive to the Form and that the Fund’s existing stock market risk appropriately describes the risks of investing in equity securities. The Fund believes that, as required by the Form, its current disclosure addresses the risks to which the Fund's portfolio as a whole is expected to be subject and the circumstances reasonably likely to affect adversely the Fund’s net asset value, yield, or total return.

d.	Comment: Consider adding references to 1-, 5- and 10 years to the first sentence in the Past performance section (after the semi-colon):

How a fund’s returns vary from year to year can give an idea of its risk; so can comparing fund performance to overall market performance (as measured by an appropriate market index).

Response:  The Fund believes the current disclosure is responsive to the requirements of the Form.

e.	Comment: Clarify that in the statement – “All performance figures below assume that dividends were reinvested. “ – that it is meant after taxes.

Response:  The Fund confirms that this is the case, and that it calculates performance in accordance with the requirements of Item 26(b) of the Form.

f.	Comment: Consider deleting the following paragraph in the Past performance because it is duplicative of disclosure in the first paragraph.

Past performance is not indicative of the past or future performance of the fund in general or of the future performance of its Class S shares.

Response:  The requested change has been made.

4.  DWS U.S. Bond Index Fund

Comment:  In the “Other Policies and Risks” section, please confirm that the following disclosure is appropriate for a bond index fund.

DWS U.S. Bond Index Fund may trade actively. This could raise transaction costs (thus lowering return) and could mean increased taxable distributions to shareholders and distributions that will be taxable to shareholders at higher federal income tax rates.

Response:  The Fund believes the current disclosure is appropriate, as the Fund has experienced high turnover rates in 2010 (169%) and 2009 (132%). This turnover was the result of significant growth in the assets of the Fund over the past two years.

5.Cash Management Fund

a.	Comment: Include a comparison to an appropriate broad-based securities market index in the Fund’s performance table.

Response:  The staff of the SEC provided clarification and interpretation of the disclosure requirements of the Form with respect to this matter for money market funds in a letter to the Investment Company Institute from Mr. Barry D. Miller dated October 2, 1998 (the “1998 Letter”).  In the 1998 Letter, Mr. Miller noted that “[w]hile the performance table generally must include the returns of an appropriate broad-based securities market index, consistent with the requirements of Item [27(b)(7)], Management’s Discussion of Fund Performance, a money market fund need not compare its performance to a broad-based securities market index.”  In light of the SEC guidance and interpretation noted above, we believe that the DWS money market funds are not required under the Form to include a comparison to an appropriate broad-based securities market index.

b.	Comment: In the “Tax Information” section, remove the last two sentences:

The fund’s distributions are generally taxable to you as ordinary income or capital gains, except when your investment is in an IRA, 401(k), or other tax-deferred investment plan. The fund may take into account capital gains and losses in its dividend distributions. The fund may make additional distributions for tax purposes if necessary. [emphasis added]

Response:  The requested change has been made.

6.  NY Tax Free Money Fund

a.
Comment: The Municipal trust receipts risk disclosure states that: “The fund’s investment in MTRs is subject to similar risks as other investments in debt obligations, including interest rate risk, credit risk and security selection risk.” Interest rate risk, credit risk and security selection risk should also be summarized here.

Response:  The Fund believes the current disclosure is responsive to the requirements of the Form.

7.  DWS RREEF Global Real Estate Securities Fund

a.	Comment: Consider disclosing the Class M fee waiver in Item 3 of the Class M prospectus.

Response:  Because the fee waiver does not extend for a period of one year from the prospectus date, we have not reflected the waiver in this section of the prospectus.  The waiver is disclosed elsewhere in the prospectus, under the heading “Management Fee.”

b.	Comment: Consider removing the disclosure that Class M shares will convert to Class S shares on a certain date, since it is not required by the Form.

Response:  Though not required by the Form, the Fund believes that, in this circumstance, disclosure of the conversion to Class S shares is important disclosure to include here.

c.	Comment: For Class M shares, clarify whether there are any cases in which the redemption fees do not apply.

Response:  The redemption fee for Class M shares is applicable in all circumstances.

d.	Comment: For Class M shares, under “Other Policies and Risks,” add disclosure regarding the 80% investment policy (to be consistent with the prospectus for the other shares classes).

Response:  The appropriate disclosure has been added.

8.  DWS Climate Change Fund

a.
Comment:  The first two sentences in the “Main Investments” section of the Fund’s prospectus state: “Under normal circumstances, the fund invests at least 80% of net assets, plus the amount of any borrowings for investment purposes, in common stocks and other equities of US and foreign companies engaged in activities related to climate change [emphasis added] (“climate change-related companies”). Generally, climate change-related companies are engaged in businesses whose growth is supported by increased environmental regulation, or which are developing and implementing ways to mitigate climate change (e.g., by investing in clean technologies and energy efficiency) or to adapt to climate change (e.g., by investing in environmental management and damage limitation).” Clarify the standard used to determine whether a company is “engaged in activities related to climate change.”

Response:  Appropriate disclosure has been added.

b.	Comment: Given the Fund’s current size, consider whether the existing IPO risk disclosure is appropriate, since IPO risk will have more of an impact on a small fund.

Response:  The IPO risk disclosure has been modified to highlight the impact of IPO purchases on small funds.

c.	Comment: Note that the fund may not purchase illiquid securities, if, as a result, more than 15% of the fund’s net assets would be invested in such securities.

Response:  Existing disclosure in the Statement of Additional Information indicates a 15% limitation on investment in illiquid securities.

9.  DWS Enhanced Commodity Securities Fund

a.	Comment: Consider quantifying the percentage to which the Fund may invest in a wholly-owned subsidiary.

Response:  The disclosure has been revised to add the percentage limit.

b.
Comment:  Clarify what the industries are in the last sentence of the “Main investments” section of the Fund’s “Principal Investment Strategy”: “The fund concentrates its investments in commodities-related industries.”

Response:  Appropriate disclosure has been added.

c.	Comment: Disclose what the risks are of investing in a subsidiary.

Response:  Appropriate disclosure has been added.

d.	Comment: Consider disclosing the Class M fee waiver in Item 3 of the Class M prospectus.

Response:  Because the fee waiver does not extend for a period of one year from the prospectus date, we have not reflected the waiver in this section of the prospectus.  The waiver is disclosed elsewhere in the prospectus, under the heading “Management Fee.”

e.	Comment: Consider removing the disclosure that Class M shares will convert to Class S shares on a certain date, since it is not required by the Form.

Response:  Though not required by the Form, the Fund believes that, in this circumstance, disclosure of the conversion to Class S shares is important disclosure to include here.

f.	Comment: For Class M shares, clarify whether there are any cases in which the redemption fees do not apply.

Response:  The redemption fee for Class M shares is applicable in all circumstances.

10.  DWS RREEF Global Infrastructure Fund

Comment:  Confirm whether the Fund will be invested in more than 40% outside the US and in three or more countries.

Response:  A non-fundamental policy to this effect has been added to the “Investment Restrictions” section of the Fund’s SAI.

If you have any questions regarding the foregoing or need more additional information, please do not hesitate to call me at (617) 295-2565.

Very truly yours,

/s/Caroline Pearson

Caroline Pearson
Managing Director and DWS Funds Chief Legal Officer

cc.           Elizabeth Reza, Ropes & Gray LLP
John Marten, Vedder Price P.C.